FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2004

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report is incorporated by reference into the prospectuses contained in
Registration Statements Nos. 333-13428 and 333-14294 on Form S-8
filed by the registrant under the Securities Act of 1933.

INTRODUCTION

     We prepare the Interim Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Interim Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

Key figures

	2nd quarter(1)		first six months(2)
	2004	2003	2004	2003
Net income
(in millions of euros)	1,210	568	1,936	1,089

Earnings per share (3)
(in euros)	1.36	0.64	2.17	1.22

Net cash from operating and investing activities	3,565	1,398	2,374	261
(in millions of euros)

therein: Net cash (used in) provided by operating activities	2,175	1,957	1,578	1,272
Net cash (used in) provided by investing activities	1,390	(559)	796	(1,011)

Supplemental contributions to pension trusts	—	—	(1,255)	(442)
(included in net cash from operating activities)

Net proceeds from the sale of Infineon shares	1,794	—	1,794	—
(included in net cash from investing activities)

New orders
(in millions of euros)	19,716	19,084	40,206	39,229

Sales
(in millions of euros)	17,794	18,230	36,123	37,075

	March 31, 2004	September 30, 2003
Employees (in thousands)	415	417
Germany	167	170
International	248	247

(1)	January 1 — March 31, 2004 and 2003, respectively
(2)	October 1, 2003 and 2002 — March 31, 2004 and 2003, respectively
(3)	Earnings per share — basic

MANAGEMENTS’ DISCUSSION AND ANALYSIS

OVERVIEW OF FINANCIAL RESULTS FOR THE SECOND QUARTER OF FISCAL 2004

•	Net income was €1.210 billion, up strongly from €568 million in the second fiscal quarter a year ago.

•	Net income was influenced by a pre-tax gain of €590 million on the sale of shares of Infineon Technologies AG, a goodwill impairment of €433 million related to Siemens Dematic (SD), and a reversal of €246 million in deferred tax liabilities arising as a consequence of the Infineon share sale. Excluding these effects, net income was €807 million, up 42% year-over-year, despite significant charges at Transportation Systems (TS) in its rolling stock business.

•	Orders of €19.716 billion were up 3% and sales of €17.794 billion were down 2% compared to the second quarter a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders increased 5% and sales rose 2%.

•	Net cash from operating and investing activities rose to €3.565 billion, including €1.794 billion in net proceeds from the sale of Infineon shares.

     For the second quarter ended March 31, 2004, Siemens reported net income of €1.210 billion and basic earnings per share of €1.36, compared to €568 million and €0.64 in the second quarter a year earlier. A number of factors influenced net income in the current period. A pre-tax gain of €590 million on the sale of Infineon shares was partly offset by a goodwill impairment of €433 million related to Siemens’ 2001 acquisition of businesses from Atecs Mannesmann (Atecs), which were merged into Siemens Dematic. In addition, net income also included a reversal of €246 million in deferred tax liabilities arising as a consequence of the Infineon share sale.

     In Operations, a majority of Siemens’ Groups achieved both double-digit profit growth and higher earnings margins compared to the prior-year period. The leading earnings contributors for the quarter included Power Generation (PG), Automation and Drives (A&D), Medical Solutions (Med), Siemens VDO Automotive (SV) and Osram. In contrast, TS recorded a Group profit of a negative €289 million primarily due to charges in its rolling stock business.

     Second-quarter orders of €19.716 billion were up 3% from €19.084 billion in the second quarter a year earlier. Sales of €17.794 billion were down 2% from €18.230 billion in the prior-year quarter. Excluding currency translation effects and the net effect of acquisitions and dispositions (i.e., on a comparable basis), orders increased 5% and sales rose 2% year-over-year.

     Net cash from operating and investing activities in the second quarter was €3.565 billion, including net proceeds of €1.794 billion from the sale of Infineon shares. Excluding this effect, net cash was still up sharply compared to €1.398 billion in the second quarter a year ago.

RESULTS OF SIEMENS WORLDWIDE

Results of Siemens worldwide — Second quarter of fiscal 2004 compared to second quarter of fiscal 2003

     Orders in the second quarter of fiscal 2004 were €19.716 billion compared to €19.084 billion a year earlier, and sales were €17.794 billion compared to €18.230 billion. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders rose 5% and sales were up 2% year-over-year.

     Gross profit as a percentage of sales in the second quarter of fiscal 2004 increased to 28.6% from 28.3% in the prior year, driven by higher margins at a majority of Siemens’ Groups, particularly at PG. Significant charges resulted in a negative gross profit margin at TS.

     Research and development (R&D) expense decreased from €1.278 billion to €1.246 billion compared to the prior-year quarter. R&D spending as a percentage of sales was 7.0%, level with the prior-year quarter. Marketing, selling and general administration expenses were €3.213 billion, or 18.1% of sales, compared to €3.232 billion, or 17.7% in the same period a year earlier.

     Other operating income (expense), net was a negative €423 million, compared to a positive €69 million in the prior-year period. The current period includes a €433 million goodwill impairment related to the airport logistics and distribution and industry activities acquired from Atecs, while the prior-year period benefited from net gains from project cancellations at PG. Income (loss) from investments in other companies, net was €777 million compared to €24 million in the second quarter a year earlier. The current period included the pre-tax gain of €590 million from the sale of Infineon shares and higher equity earnings at BSH Bosch und Siemens Hausgeräte GmbH. The prior-year period included a negative €127 million from Siemens’ equity share of Infineon’s quarterly net loss.

     The effective tax rate on income in the second quarter of fiscal 2004 was a positive 7%, impacted by a €246 million reversal in deferred tax liabilities arising as a consequence of the Infineon share sale, compared to an income tax expense rate of 27% in the second quarter a year ago.

     Net income in the second quarter was €1.210 billion, compared to €568 million last year. Net income in the current period was influenced by the pre-tax gain on the sale of Infineon shares, the goodwill impairment and the reversal in deferred tax liabilities, mentioned above. Basic and diluted earnings per share were €1.36 and €1.30, respectively, for the second quarter of fiscal 2004. Basic and diluted earnings per share were €0.64 in the same quarter of fiscal 2003.

Results of Siemens worldwide — First six months of fiscal 2004 compared to first six months of fiscal 2003

     Orders for the first six months of fiscal 2004 were €40.206 billion, up 2% from €39.229 billion, and sales fell 3% to €36.123 billion from €37.075 billion a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders and sales were 6% and 2% higher, respectively. Sales in Germany for the first half of fiscal 2004 were €8.555 billion, up 3% compared to the first half a year earlier, while orders in Germany decreased 1% year-over-year, to €8.605 billion. International sales decreased 4% year-over-year, to €27.568 billion and international orders increased 4%, to €31.601 billion. On a comparable basis, international sales for the first half rose 2% and international orders climbed 8%.

     Within international results, sales for the first half of fiscal 2004 in the U.S. of €6.182 billion were 22% lower compared to the same period a year earlier, due primarily to the end of the gas turbine boom in the U.S. Orders of €6.597 billion were 13% lower year-over-year. Excluding currency translation effects, U.S. sales were 9% lower and U.S. orders were up 2% year-over-year. Sales in Asia-Pacific for the first six months remained stable year-over-year, at €4.307 billion, and orders decreased 2%, to €4.819 billion. Excluding currency translation effects, sales in the Asia-Pacific region rose 7% and orders rose 5%. Sales in China were €1.311 billion, 3% below the prior-year level, while orders reached €1.524 billion, up 16%. Excluding currency translation effects, sales rose 6% and orders climbed 27%.

     Gross profit as a percentage of sales in the first half of fiscal 2004 increased to 29.2% from 28.2% in the prior-year period. The improvement resulted from higher margins in the current six months at a majority of Siemens’ Groups. TS reported a significant lower margin compared to the prior year. The prior-year period included higher allowances on inventory, particularly at PG, related in part to project cancellations.

     Other operating income (expense), net was a negative €324 million compared to a positive €284 million in the first half of fiscal 2003, which included significant net gains from project cancellations at PG. The current period primarily includes the €433 million goodwill impairment in the second quarter and gains from portfolio activities, particularly related to the sale of Med’s Life Support Systems (LSS) business. Income (loss) from investments in other companies, net was a positive €882 million compared to a positive €28 million in the first half of the prior year. The current year included the pre-tax gain of €590 million from the sale of Infineon shares. In addition, the first half of fiscal 2004 includes higher equity earnings, particularly at BSH Bosch und Siemens Hausgeräte GmbH and Infineon, in which Siemens’ equity share of Infineon’s results turned positive compared to a negative €144 million in the prior-year period.

     The effective tax rate in the first half of fiscal 2004 was approximately 10%, positively impacted by the second quarter reversal in deferred tax liabilities and the sale of LSS by Med, compared to 32% in the same period a year ago.

     Net income for the first six months of fiscal 2004 increased to €1.936 billion, up from €1.089 billion a year earlier. The current period improvement was primarily influenced by the factors noted above. Basic and diluted earnings per share were €2.17 and €2.08, respectively, for the first six months of this year. Basic and diluted earnings per share in the same period a year ago were €1.22.

     As a result of the adoption of Statement of Financial Accounting Standards (SFAS) 143, Accounting for Asset Retirement Obligations, on October 1, 2002, the income in the first six months of fiscal 2003 includes €59 million (€36 million net of income taxes, or €0.04 per share) which was recorded as a cumulative effect of a change in accounting principle.

DISPOSITION

     In the first quarter of fiscal 2004, Med realized €116 million in gains from portfolio transactions. Included in this amount was a pre-tax gain of €100 million in connection with Med’s sale of its LSS business to Getinge AB, Sweden. Net proceeds from the sale totaled €171 million as of March 31, 2004. As stipulated by the contribution agreement for the joint venture Draeger Medical AG & Co. KGaA (Draeger), Siemens contributed to Draeger these net proceeds less expected taxes on the sale.

SEGMENT INFORMATION ANALYSIS

Operations

Information and Communications

Information and Communication Networks (ICN)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	37	(147)			88	(298)
Group profit margin	2.3%	(8.8)%			2.7%	(8.6)%

Sales	1,618	1,679	(4)%	(1)%	3,318	3,483	(5)%	(2)%
New orders	1,773	1,689	5%	7%	3,622	3,629	0%	3%

*	Excluding currency translation effects of (3)% on sales and currency translation effects of (3)% and portfolio effects of 1% on orders.
**	Excluding currency translation effects of (3)% on sales and currency translation effects of (4)% and portfolio effects of 1% on orders.

     ICN posted another sharply improved quarter year-over-year, reflecting the positive impact of previous restructuring efforts. The earnings turn-around was most evident in ICN’s Carrier Networks and Services business, which recorded a €5 million profit on sales of €753 million compared to a loss of €180 million on sales of €797 million in the second quarter a year earlier. The Enterprise Networks division earned €46 million on sales of €867 million compared to €49 million on sales of €887 million in the prior-year quarter. For ICN overall, second-quarter sales were nearly level with the prior year on a comparable basis. Orders rose year-over-year, particularly at the Carrier Networks division.

     In the first half of fiscal 2004, ICN recorded Group profit of €88 million as the Carrier Networks and Services business was profitable and Enterprise Networks remained solidly in the black. The prior-year period loss of €298 million included significant charges for severance and asset write-downs. First-half sales were somewhat lower year-over-year and orders rose slightly compared to the same period a year earlier.

Information and Communication Mobile (ICM)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	109	55	98%		232	114	104%
Group profit margin	4.1%	2.4%			4.1%	2.2%

Sales	2,661	2,329	14%	17%	5,618	5,185	8%	11%
New orders	2,713	2,300	18%	20%	5,735	4,809	19%	22%

*	Excluding currency translation effects.

     ICM nearly doubled its second-quarter Group profit year-over-year, to €109 million, combining double-digit sales growth with higher earnings margins. The Mobile Networks division led the way with €76 million in profits on sales of €1.163 billion, compared to €44 million on sales of €1.067 billion a year earlier. The Mobile Phones division increased sales 26%, to €1.243 billion, and profits rose to €13 million from €2 million, despite a lower average selling price per unit compared to the prior-year quarter. Handset volume rose to 12.8 million units from 8.0 million in the same period a year earlier. Average selling price remained stable compared to the first quarter of this fiscal year (the seasonally strong Christmas quarter), when handset volume was 15.2 million units. For ICM as a whole, second-quarter sales rose 14% to €2.661 billion, and second-quarter orders climbed 18% to €2.713 billion.

     In the first half of fiscal 2004, ICM more than doubled Group profit to €232 million from €114 million in the same period of fiscal 2003. The Mobile Networks division contributed the major portion of the increase, with earnings of €102 million compared to €20 million in the first half a year earlier, which included a net positive effect relating primarily to a reduction in customer financing exposure. The Mobile Phones division also improved first-half earnings year-over-year, to €77 million from €54 million. The division sold 28.0 million handsets in the first half compared to 19.0 million in the prior-year period, resulting in a 19% increase in sales, to €2.729 billion. For ICM overall, first-half sales rose 8% to €5.618 billion and orders rose 19%, to €5.735 billion, as the Group kept pace in an expanding market for wireless communications.

Siemens Business Services (SBS)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	26	25	4%		70	37	89%
Group profit margin	2.3%	1.9%			3.0%	1.4%

Sales	1,121	1,338	(16)%	(15)%	2,331	2,605	(11)%	(9)%
New orders	1,334	1,291	3%	5%	2,733	2,685	2%	4%

*	Excluding currency translation effects.

     Group profit of €26 million at SBS rose 4% compared to the second quarter a year earlier, as the Group countered volume-driven pressure on earnings with cost-reduction measures. Sales declined year-over-year, to €1.121 billion, while orders rose to €1.334 billion on the strength of large new contracts in Europe.

     SBS improved its Group profit for the first six months to €70 million from €37 million a year earlier. While sales were lower than in the prior-year period, first-half orders rose 2% year-over-year on the strength of large new contracts in Europe.

Automation & Control

Automation and Drives (A&D)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	235	184	28%		456	363	26%
Group profit margin	11.2%	9.0%			11.0%	9.0%

Sales	2,102	2,034	3%	5%	4,152	4,016	3%	6%
New orders	2,180	2,155	1%	3%	4,380	4,389	0%	3%

*	Excluding currency translation effects of (3)% and portfolio effects of 1%.
**	Excluding currency translation effects of (4)% and portfolio effects of 1%.

     A&D continued to increase its operating leverage in the second quarter, achieving a 28% increase in Group profit, to €235 million, on a 3% rise in sales. As in recent quarters, higher productivity and a streamlined cost structure enabled A&D to increase earnings in a difficult market environment. The Industrial Automation Systems and Motion Control Systems divisions were leading contributors to Group profit, and improving profitability in the U.S. also contributed to A&D’s earnings growth. Sales rose to €2.102 billion and orders were also up year-over-year, at €2.180 billion.

     In the first half of fiscal 2004, A&D increased Group profit 26%, to €456 million, compared to the same period a year earlier. First-half sales rose 3% to €4.152 billion and orders were level year-over-year, at €4.380 billion. Excluding currency translation and portfolio effects, sales were up 6% and orders rose 3% for the first half-year.

Industrial Solutions and Services (I&S)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	26	4			41	(29)
Group profit margin	2.6%	0.4%			2.1%	(1.5)%

Sales	983	990	(1)%	2%	1,980	1,919	3%	6%
New orders	1,085	1,018	7%	10%	2,214	2,085	6%	10%

*	Excluding currency translation effects.

     I&S posted €26 million in Group profit in the second quarter, as the Group benefited from higher productivity resulting from previous restructuring efforts. Sales were level with the second quarter a year earlier, while orders rose 10% year-over-year on a comparable basis, benefiting from major new orders in China. I&S continues to streamline its business portfolio.

     Group profit for the first six months was a positive €41 million compared to a negative €29 million a year earlier, which included €35 million in charges primarily for severance payments. First-half sales rose 3%, to €1.980 billion, and first-half orders increased 6% year-over-year, to €2.214 billion.

Siemens Dematic (SD)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	(30)	12			(67)	24
Group profit margin	(6.0)%	1.8%			(6.4)%	1.9%

Sales	503	658	(24)%	(20)%	1,045	1,280	(18)%	(13)%
New orders	761	614	24%	35%	1,622	1,226	32%	40%

*	Excluding currency translation effects of (5)% and (12)% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.
**	Excluding currency translation effects of (6)% and (10)% on sales and orders, respectively, and portfolio effects of 1% and 2% on sales and orders, respectively.

     Group profit at SD was a negative €30 million in the second quarter, despite higher earnings on stronger sales at the Electronics Assembly division. Overall results for SD were driven by a combination of factors including excess capacity and project cost overruns. Following an extensive internal review of the outlook for the SD’s airport logistics activities and distribution and industry activities, management concluded that goodwill related to SD was impaired. Because these businesses were acquired at the corporate level as part of Siemens’ Atecs Mannesmann transaction, the resulting goodwill impairment was taken centrally. For additional information see Corporate items, pensions and eliminations. Sales of €503 million for SD were substantially lower than in the same period a year earlier, while a major new contract with the U.S. Postal Service increased orders by 35% year-over-year on a comparable basis.

     SD posted a loss of €67 million, reflecting significant charges during the first six months of the current year, primarily related to major projects. Group profit was a positive €24 million in the first half a year earlier. Sales fell to €1.045 billion, primarily due to the Airport Logistics and the Distribution & Industry Logistics divisions. First-half orders increased substantially year-over-year, to €1.622 billion, benefiting from a large order in each of the two quarters of the current year.

Siemens Building Technologies (SBT)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	16	2			55	45	22%
Group profit margin	1.6%	0.2%			2.7%	1.8%

Sales	996	1,228	(19)%	(8)%	2,036	2,434	(16)%	(4)%
New orders	1,030	1,238	(17)%	(5)%	2,135	2,492	(14)%	(2)%

*	Excluding currency translation effects of (4)% and (5)% on sales and orders, respectively, and portfolio effects of (7)% on sales and orders.
**	Excluding currency translation effects of (5)% and portfolio effects of (7)%.

     In the second quarter, SBT posted higher Group profit on lower sales year-over-year, reflecting the streamlining of its business portfolio between the periods under review. Sales and orders, at €996 million and €1.030 billion, respectively, were lower in comparison to the prior year primarily due to first-quarter divestiture of SBT’s facility management activities, coupled with currency translation effects and a weak construction market in Europe.

     Group profit for the first six months rose to €55 million from €45 million in the same period a year earlier, which included charges for severance and associated asset write-downs. Reflecting generally weak market conditions, negative currency translation effects, and the divestiture of businesses between the two periods under review, SBT’s first-half sales fell to €2.036 billion and first-half orders decreased to €2.135 billion.

Power

Power Generation (PG)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	274	262	5%		519	671	(23)%
Group profit margin	16.0%	15.5%			14.4%	19.3%

Sales	1,713	1,691	1%	(7)%	3,615	3,476	4%	(4)%
New orders	2,414	2,213	9%	(8)%	5,090	4,483	14%	1%

*	Excluding currency translation effects of (5)% on sales and orders and portfolio effects of 13% and 22% on sales and orders, respectively.
**	Excluding currency translation effects of (5)% on sales and orders and portfolio effects of 13% and 18% on sales and orders, respectively.

     PG was the top earnings performer among Siemens Groups in the second quarter, posting Group profit of €274 million. Earnings rose 5% even though the prior-year period benefited from substantial cancellation gains. PG’s service business continued to increase its earnings contribution year-over-year. The industrial turbine business acquired from Alstom between the periods under review also contributed to PG’s positive earnings development. Higher sales for PG overall, €1.713 billion, reflect the new volume from Alstom partly offset by negative currency translation effects. The same factors influenced orders of €2.414 billion.

     PG’s Group profit for the first half of fiscal 2004 was €519 million compared to €671 million a year earlier. The difference is primarily due to substantial gains from project cancellations in the prior year. First-half sales rose 4% to €3.615 billion and orders climbed 14% year-over-year, to €5.090 billion, reflecting the volume contribution from the Alstom acquisition partly offset by negative currency translation effects.

Power Transmission and Distribution (PTD)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	63	50	26%		114	90	27%
Group profit margin	7.9%	5.9%			7.1%	5.5%

Sales	793	846	(6)%	(3)%	1,613	1,648	(2)%	3%
New orders	907	811	12%	18%	1,927	1,920	0%	7%

*	Excluding currency translation effects.

     PTD increased Group profit to €63 million in the second quarter, up 26% year-over-year, and improved its earnings margin by two full points compared to the prior-year quarter. The High Voltage division was a key earnings contributor. Sales were €793 million compared to €846 million in the prior-year quarter, while double-digit order growth year-over-year included new contracts in the Middle East, Africa and Asia-Pacific.

     For the first six months, PTD increased Group profit 27% to €114 million. The High Voltage division drove the improvement, almost doubling its first-half earnings year-over-year. Sales of €1.613 billion and orders of €1.927 billion in the first six months reflect negative currency translation effects. Excluding these effects, sales rose 3% and orders increased 7%.

Transportation

Transportation Systems (TS)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	(289)	64			(257)	132
Group profit margin	(28.4)%	5.8%			(12.4)%	6.1%

Sales	1,017	1,101	(8)%	(6)%	2,066	2,181	(5)%	(3)%
New orders	1,121	1,424	(21)%	(20)%	2,141	2,524	(15)%	(13)%

*	Excluding currency translation effects.

     In the second quarter, TS reported a loss of €289 million, primarily due to €364 million in charges. Within this total, the Mass Transit division accounted for €296 million of the charges, primarily in its light rail business (low-floor light rail vehicles marketed under the name Combino), while the Trains division accounted for the remaining €68 million. Sales of €1.017 billion were below the prior-year level due in part to delays in project completion. The decline in orders year-over-year reflects a number of factors, including multiple large orders in the prior-year period, a market slow-down, and a focus at TS on resolving technical issues in its rolling stock business. Depending on the outcome of the ongoing technical evaluation of the programs related to the body design of the Combino light rail vehicle and the resulting formulation of technical solutions, further charges may occur in future periods.

     For the first half of fiscal 2004, TS had a loss of €257 million compared to Group profit of €132 million in first half of the prior year. The change year-over-year is due to the charges mentioned above combined with lower sales, which were €2.066 billion compared to €2.181 billion in the prior-year first half. Orders were €2.141 billion for the first six months compared to €2.524 billion a year earlier, when first-half orders included major new contracts in both Europe and Asia-Pacific.

Siemens VDO Automotive (SV)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	128	119	8%		228	192	19%
Group profit margin	5.9%	5.4%			5.4%	4.4%

Sales	2,162	2,185	(1)%	8%	4,201	4,318	(3)%	8%
New orders	2,160	2,185	(1)%	8%	4,199	4,318	(3)%	8%

*	Excluding currency translation effects of (3)% and portfolio effects of (6)%.
**	Excluding currency translation effects of (4)% and portfolio effects of (7)%.

     SV recorded second-quarter Group profit of €128 million, up 8% year-over-year, on the strength of higher profitability at the Interior and Infotainment division. Second-quarter sales and orders of €2.162 billion and €2.160 billion, respectively, were nearly level year-over-year. Excluding currency translation effects and primarily the divestiture of SV’s cockpit module business between the periods under review, second-quarter sales and orders rose 8% year-over-year. After the close of the second quarter, Siemens completed its acquisition of certain U.S. automotive electronics manufacturing activities of DaimlerChrysler AG located in Huntsville, Alabama, and will consolidate them into Siemens worldwide as of April 1, 2004.

     SV increased its first-half Group profit 19% year-over-year, to €228 million, as cost-reduction and productivity improvement programs strengthened the Group’s earnings margins and operating leverage, primarily evident at the Interior and Infotainment division. Sales and orders for the first six months were €4.201 billion and €4.199 billion, respectively, reflecting the divestiture mentioned above and negative currency translation effects. On a comparable basis, sales and orders rose 8% for the first half year-over-year.

Medical

Medical Solutions (Med)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	228	255	(11)%		555	500	11%
Group profit margin	13.3%	13.9%			16.5%	13.7%

Sales	1,708	1,830	(7)%	5%	3,356	3,661	(8)%	5%
New orders	1,736	1,845	(6)%	6%	3,627	3,803	(5)%	9%

*	Excluding currency translation effects of (7)% and portfolio effects of (5)%.
**	Excluding currency translation effects of (8)% and (9)% on sales and orders, respectively, and portfolio effects of (5)%.

     Med was once again a leading earnings contributor, with €228 million in Group profit for the second quarter. Med’s core diagnostics imaging businesses held their own in a competitive market, maintaining their earnings levels and driving the Group’s sales and orders higher year-over-year on a comparable basis. Second-quarter sales of €1.708 billion and orders of €1.736 billion reflect currency translation effects, as well as the sale of Med’s Life Support Systems business and the transfer of a portion of its electromedical systems business into a joint venture between the periods under review.

     For the first six months, Med posted Group profit of €555 million, benefiting from €116 million in gains in the first quarter of fiscal 2004 from the portfolio transactions mentioned above. Portfolio transactions, combined with currency translation effects, explained Med’s first-half sales and orders compared to the prior-year period, of €3.356 billion and €3.627 billion, respectively. Excluding the portfolio and currency translation effects, sales rose 5% and orders climbed 9%.

Lighting

Osram

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	116	101	15%		225	207	9%
Group profit margin	10.7%	9.5%			10.4%	9.5%

Sales	1,088	1,063	2%	10%	2,161	2,186	(1)%	7%
New orders	1,088	1,063	2%	10%	2,161	2,186	(1)%	7%

*	Excluding currency translation effects.

     Osram achieved a 15% increase in second-quarter Group profit, to €116 million, on the strength of higher profitability combined with higher sales at the Automotive Lighting and Opto Semiconductors divisions. At €1.088 billion, sales and orders were up 10% year-over-year excluding currency translation effects. Top-line growth was well balanced geographically on a currency-adjusted basis, highlighted by strengthening demand in Eastern Europe and Asia-Pacific.

     Osram’s Group profit for the first six months was €225 million, up 9% from the same period a year earlier, as most divisions improved its earnings. Sales and orders were €2.161 billion for the first half-year, reflecting negative currency translation effects. Excluding these effects, sales and orders for the first six months rose 7% year-over-year.

Other operations

     Other operations consist of centrally held equity investments and other operating businesses not related to a Group. These activities resulted in €137 million in Group profit in the second quarter, up from €87 million in the same period a year earlier. The improvement was driven by higher equity earnings in the current quarter, mostly from BSH Bosch und Siemens Hausgeräte GmbH. These equity earnings and positive results from investments in associated companies drove the increase for the first six months, to €178 million in Group profit compared to €122 million in the same period a year earlier.

Corporate items, pensions and eliminations

     Corporate items, pensions and eliminations were a negative €108 million in the second quarter, compared to a negative €386 million in the same period a year earlier. In the prior-year period, Corporate items included a negative €127 million representing Siemens’ equity share of Infineon’s net loss for the quarter. In the second quarter of fiscal 2004, the Company reduced its ownership in Infineon to 18.9% and, accordingly, ceased accounting for its equity interest in Infineon under the equity method. For further information, see Note 3 to Consolidated Financial Statements. The current period includes a pre-tax gain of €590 million on the sale of Infineon shares, partly offset by the €433 million goodwill impairment related to the airport logistics and distribution and industry activities of SD. Because these businesses were acquired at the corporate level as part of Siemens’ Atecs Mannesmann transaction, this goodwill impairment was taken centrally. For further information, see Note 8 to Consolidated Financial Statements. Centrally carried pension expense was €183 million in the second quarter compared to €187 million in the same period a year ago.

     The improvement in the Corporate items, pensions and eliminations from a negative €879 million in the first half of fiscal 2003 to a negative €465 million in the first half of fiscal 2004 resulted primarily from the factors noted above. The current six-month period does not include domestic pension service costs, which were included in centrally carried pension expense in the prior year but have been allocated to the Groups effective with the beginning of fiscal 2004.

Financing and Real Estate

Siemens Financial Services (SFS)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Income before income taxes	66	58	14%		123	142	(13)%

Sales	145	139	4%	8%	277	275	1%	6%

*	Excluding currency translation effects.

     Income before income taxes at SFS was €66 million compared to €58 million in the second quarter a year earlier.

     For the first six months, income before income taxes declined year-over-year due to higher provisions for receivables at the Equipment and Sales Financing division and lower income at the Equity division.

Siemens Real Estate (SRE)

	Second quarter ended March 31,				Six months ended March 31,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Income before income taxes	45	55	(18)%		99	110	(10)%

Sales	399	395	1%	2%	784	791	(1)%	0%

*	Excluding currency translation effects.

     Income before income taxes at SRE was €45 million in the second quarter compared to €55 million in the same period a year earlier, due primarily to a weaker market for sales of commercial real estate. The same conditions resulted in lower income before income tax on a consecutive-quarter basis. SRE has put a property development project in Frankfurt, Germany on hold pending an updated analysis of prevailing market conditions.

     First-half income before income taxes at SRE declined compared to the same period a year earlier, due to market weakness.

Eliminations, Reclassifications and Corporate Treasury

     Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €128 million, in the second quarter of fiscal 2004 compared to €28 million in the same period a year ago. The difference is primarily the result of positive mark-to-market effects at Corporate Treasury from interest rate derivative contracts not qualifying for hedge accounting, and higher interest income.

     For the first six months, Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €126 million, compared to €101 million in the same period a year ago. The current period includes primarily higher interest income as the negative mark-to-market effects from interest rate derivative contracts not qualifying for hedge accounting in the first quarter of fiscal 2004 were more than offset by the positive effects in the second quarter described above.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow — First six months of fiscal 2004 compared to first six months of fiscal 2003

     The following discussion adheres to our component model of reporting and includes an analysis of cash flow and related balance sheet effects in our Operations component, our Financing and Real Estate component, as well as Siemens worldwide.

     Net cash provided by operating activities of the Operations component for the first six months of fiscal 2004 was €230 million compared to €469 million in the prior year. Both periods in fiscal 2004 and 2003 included supplemental pension contributions, totaling €1.255 billion and €442 million, respectively. Changes in net working capital (current assets less current liabilities) within Operations used cash of €1.037 billion in the first six months of fiscal 2004, down from cash used of €1.749 billion in the same period of fiscal 2003. The current six months reflect an increase in net inventories, particularly at TS, ICN and ICM. Furthermore, the current year was impacted by a decrease in other current liabilities, but at a lower level than the prior year. The prior year reflects a significant reduction in advance payments from orders in the U.S. at PG.

     Net cash provided by investing activities within Operations was €996 million, compared to net cash used of €850 million a year earlier. The current period was positively influenced by €1.794 billion in net proceeds from the sale of Infineon shares.

     Net cash provided by operating activities within the Financing and Real Estate component was €683 million for the first six months of fiscal 2004 compared to €195 million in the same period a year ago. The current fiscal year was positively influenced by €247 million in repayment of notes receivable at SFS, while the prior year was impacted by a decrease in other current liabilities.

     Net cash used in investing activities within the Financing and Real Estate component was €23 million, compared to €142 million in the same period a year ago, primarily due to lower equipment and sales financing in the current year.

     Net cash provided by operating activities of Siemens worldwide was €1.578 billion for the first six months of fiscal 2004 compared to €1.272 billion for the same period in the prior year.

     Net cash provided by investing activities of Siemens worldwide totaled €796 million in fiscal 2004, compared to net cash used of €1.011 billion for fiscal 2003.

     Net cash used in financing activities for Siemens worldwide was €1.201 billion compared to net cash used of €2.077 billion in the prior-year period, which included the buyback of a notional €500 million of a bond exchangeable into shares of Infineon. During the current six-month period, €978 million in dividends were paid to shareholders. In the prior six-month period, €888 million in dividends were paid to shareholders.

Capital Resources and Capital Requirements

Equity

     At the Annual Shareholders’ Meeting on January 22, 2004, our shareholders gave authorization to repurchase up to 10% of the €2.673 billion common stock until July 21, 2005. Such stock may be (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company’s obligations under the 1999 and the 2001 Siemens Stock Option Plans, (iii) offered for purchase by employees of the Company and (iv) used to service the conversion or option rights granted by the Company in connection with the issuance of bonds. In addition, the Supervisory Board shall be authorized to transfer treasury stock repurchased by the Company to members of the Managing Board of Siemens AG as stock-based compensation with a holding period of at least two years. For further information with respect to the repurchase of shares for purchase by employees see Notes to the Consolidated Financial Statements.

     In addition, Authorized Capital 2001/I of €400 million (representing 133 million shares) and Authorized Capital 2003 of €250 million (representing 83 million shares) were replaced by resolution of the Annual Shareholders’ Meeting on January 22, 2004. The Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the capital stock by up to €600 million through the issuance of up to 200 million new shares against cash contributions and/or contributions in kind (Authorized Capital 2004). The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. The Managing Board is authorized, with the approval of the Supervisory Board, to exclude preemptive rights of shareholders in the event of capital increases against contributions in kind and in certain pre-stipulated circumstances against cash. The Authorized Capital 2004 will expire on January 21, 2009.

     By resolution of the Annual Shareholders’ Meeting on January 22, 2004, Conditional Capital 2003 of €267 million (representing 89 million shares) was terminated. The Company’s shareholders authorized the Managing Board to issue bonds in an aggregate principal amount of up to €11.250 billion with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 200 million new shares of Siemens AG, representing a pro rata amount of up to €600 million of the capital stock. Since the Conditional Capital 2003 has partly been utilized, the new Conditional Capital 2004 permits the issuance of shares under the new authorization and the issuance of shares to service bonds issued under the old authorization. Therefore, total Conditional Capital 2004 allows the issuance of up to €734 million representing 245 million shares of Siemens AG. The authorization will expire on January 21, 2009.

Long-term Corporate Credit Rating

     On January 23, 2004, Moody’s Investor Service affirmed the rating of our long-term corporate credit of Aa3 and changed the outlook from negative to stable. The Standard & Poor’s rating of AA—remains unchanged from September 30, 2003.

Customer Financing

     Siemens’ approved and contractually committed customer financing requiring approval of Siemens’ Corporate Executive Committee of the Managing Board at March 31, 2004, amounted to €1.594 billion compared to €1.378 billion at September 30, 2003. The approved and contractually committed financing includes utilized and unutilized credits to suppliers or guarantees from Siemens to banks in support of loans to Siemens’ customers. The increase is primarily due to a new commitment relating to PG for a new order in Finland.

Pension Plan Funding

     At the end of the first six months of fiscal 2004, the combined funding status of Siemens’ principal pension plans showed an underfunding of €3.1 billion, compared to an underfunding of €5.0 billion at the end of fiscal 2003. The improvement was due primarily to supplemental contributions and higher than expected investment returns.

     The fair value of plan assets of Siemens’ principal funded pension plans on March 31, 2004 was €18.1 billion, compared to €15.9 billion on September 30, 2003.

     In the first six months of fiscal 2004, the supplemental cash contribution of €1.255 billion included €700 million to the Siemens German Pension Trust and €555 million to the pension plan in the U.S. In fiscal 2003, supplemental contributions included €1.192 billion in cash (thereof €442 million during the first six months of fiscal 2003) and €377 million in real estate (during the first six months of fiscal 2003). Beginning in fiscal 2004, regular funding is based generally on the level of service costs incurred, taking into account minimum funding requirements abroad. For the first six months of fiscal 2004, regular employer contributions amounted to €307 million.

     During the first six months of fiscal 2004, the total actual return on plan assets of Siemens’ principal funded pension plans worldwide amounted to €1.012 billion, representing a 12.0% return on an annualized basis, well above the expected annual return of 6.7%.

     The estimated projected benefit obligation (PBO), which considers future compensation increases, for Siemens’ principal pension plans amounted to €21.2 billion on March 31, 2004, an increase of approximately €300 million compared to the PBO of €20.9 billion on September 30, 2003, due to the net of pension service and interest costs less benefits paid during the six-month period.

     For more information on Siemens’ pension plans see Notes to the Consolidated Financial Statements.

EVA PERFORMANCE

     Economic Value Added (EVA) for Siemens worldwide improved significantly in the first half compared to the positive EVA in the first half of the prior year. The improvement in EVA was driven by higher earnings, and excludes the goodwill impairment related to the former Atecs businesses and fiscal 2004 effects related to Infineon.

     Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the Operating Groups and income before income taxes for the Financing and Real estate businesses as a base) against the additional cost of capital used to run a business, (using net capital employed for the Operating Groups and risk-adjusted equity for the Financing and Real estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA means that a business is earning less than its cost of capital and is therefore defined as value-destroying. Other organizations that use EVA may define and calculate EVA differently.

LEGAL PROCEEDING

     As previously reported, an Italian prosecutor is conducting an investigation regarding allegations that certain companies, including Siemens, provided improper benefits to former employees of Enel in connection with the awarding of Enel contracts. On April 28, 2004, an Italian investigating magistrate announced a preliminary injunction in this matter. The preliminary injunction, as subsequently modified on May 5, 2004, imposes a one year ban prohibiting Siemens AG (but not its subsidiaries) from entering into delivery contracts for gas turbines with the Italian public administration. We intend to appeal the magistrate’s ruling.

     This Interim Report contains forward-looking statements based on beliefs of Siemens’ management. We use the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “should,” “plan” and “project” to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Please refer to the discussion of Siemens’ risk factors in our Form 20-F. Siemens does not intend or assume any obligation to update these forward-looking statements. It is our policy to disclose material information on an open, nonselective basis.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2004 and 2003
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales	17,794	18,230	(365)	(415)	17,618	18,113	541	532
Cost of sales	(12,705)	(13,062)	365	415	(12,637)	(13,079)	(433)	(398)

Gross profit on sales	5,089	5,168	—	—	4,981	5,034	108	134
Research and development expenses	(1,246)	(1,278)	—	—	(1,246)	(1,278)	—	—
Marketing, selling and general administrative expenses	(3,213)	(3,232)	—	1	(3,151)	(3,157)	(62)	(76)
Other operating income (expense), net	(423)	69	(17)	(21)	(426)	69	20	21
Income (loss) from investments in other companies, net	777	24	—	—	762	3	15	21
Income (expense) from financial assets and marketable securities, net	113	10	79	11	43	8	(9)	(9)
Interest income (expense) of Operations, net	5	8	—	—	5	8	—	—
Other interest income (expense), net	72	35	66	37	(33)	(24)	39	22

Income before income taxes	1,174	804	128	28	935	663	111	113
Income taxes	84	(216)	(14)	(5)	88	(182)	10	(29)
Minority interest	(48)	(20)	—	—	(48)	(20)	—	—

Net income	1,210	568	114	23	975	461	121	84

Basic earnings per share	1.36	0.64
Diluted earnings per share	1.30	0.64

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2004 and 2003
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales	36,123	37,075	(751)	(786)	35,818	36,801	1,056	1,060
Cost of sales	(25,576)	(26,625)	751	787	(25,498)	(26,614)	(829)	(798)

Gross profit on sales	10,547	10,450	—	1	10,320	10,187	227	262
Research and development expenses	(2,492)	(2,573)	—	—	(2,492)	(2,573)	—	—
Marketing, selling and general administrative expenses	(6,563)	(6,740)	(1)	—	(6,436)	(6,593)	(126)	(147)
Other operating income (expense), net	(324)	284	(35)	(37)	(337)	266	48	55
Income (loss) from investments in other companies, net	882	28	—	—	854	(15)	28	43
Income (expense) from financial assets and marketable securities, net	75	37	37	42	59	(2)	(21)	(3)
Interest income (expense) of Operations, net	4	21	—	—	4	21	—	—
Other interest income (expense), net	124	111	125	95	(67)	(26)	66	42

Income before income taxes	2,253	1,618	126	101	1,905	1,265	222	252
Income taxes(1)	(236)	(518)	(13)	(32)	(200)	(405)	(23)	(81)
Minority interest	(81)	(47)	—	—	(81)	(47)	—	—

Income before cumulative effect of change in accounting principle	1,936	1,053	113	69	1,624	813	199	171
Cumulative effect of change in accounting principle, net of income taxes	—	36	—	—	—	39	—	(3)

Net income	1,936	1,089	113	69	1,624	852	199	168

Basic earnings per share
Income before cumulative effect of change in accounting principle	2.17	1.18
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	2.17	1.22

Diluted earnings per share
Income before cumulative effect of change in accounting principle	2.08	1.18
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	2.08	1.22

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2004 and September 30, 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	3/31/04	9/30/03	3/31/04	9/30/03	3/31/04	9/30/03	3/31/04	9/30/03
ASSETS
Current assets
Cash and cash equivalents	13,233	12,149	12,603	11,345	593	725	37	79
Marketable securities	2,233	650	21	101	2,193	529	19	20
Accounts receivable, net	14,053	14,511	(5)	(9)	10,626	10,894	3,432	3,626
Intracompany receivables	—	—	(10,980)	(10,777)	10,948	10,742	32	35
Inventories, net	10,979	10,366	(4)	(4)	10,915	10,284	68	86
Deferred income taxes	1,147	1,063	93	77	971	909	83	77
Other current assets	4,515	4,750	614	736	2,870	3,143	1,031	871

Total current assets	46,160	43,489	2,342	1,469	39,116	37,226	4,702	4,794

Long-term investments	4,283	5,992	19	19	3,945	5,636	319	337
Goodwill	6,078	6,501	—	—	5,994	6,421	84	80
Other intangible assets, net	2,192	2,358	—	—	2,175	2,338	17	20
Property, plant and equipment, net	10,306	10,756	1	1	6,738	7,114	3,567	3,641
Deferred income taxes	4,256	4,359	1,120	1,127	3,071	3,165	65	67
Other assets	4,068	4,150	69	131	1,430	1,371	2,569	2,648
Other intracompany receivables	—	—	(1,183)	(1,204)	1,183	1,204	—	—

Total assets	77,343	77,605	2,368	1,543	63,652	64,475	11,323	11,587

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,645	1,745	918	977	619	646	108	122
Accounts payable	8,469	8,404	(7)	4	8,281	8,216	195	184
Intracompany liabilities	—	—	(6,563)	(7,426)	1,202	1,771	5,361	5,655
Accrued liabilities	8,876	8,884	5	6	8,666	8,748	205	130
Deferred income taxes	939	870	(272)	(271)	926	877	285	264
Other current liabilities	11,564	12,125	328	284	10,932	11,578	304	263

Total current liabilities	31,493	32,028	(5,591)	(6,426)	30,626	31,836	6,458	6,618

Long-term debt	11,298	11,433	10,131	10,176	692	748	475	509
Pension plans and similar commitments	4,769	5,843	—	—	4,738	5,813	31	30
Deferred income taxes	497	534	171	182	222	250	104	102
Other accruals and provisions	3,694	3,418	26	21	3,352	3,101	316	296
Other intracompany liabilities	—	—	(2,369)	(2,410)	365	378	2,004	2,032

	51,751	53,256	2,368	1,543	39,995	42,126	9,388	9,587

Minority interests	635	634	—	—	635	634	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,113,237,881 and 1,129,742,969 shares, respectively Issued: 891,027,881 and 890,866,301 shares, respectively	2,673	2,673
Additional paid-in capital	5,085	5,073
Retained earnings	23,978	23,020
Accumulated other comprehensive income (loss)	(6,779)	(7,051)
Treasury stock, at cost 27 and 1,184 shares, respectively	—	—

Total shareholders’ equity	24,957	23,715	—	—	23,022	21,715	1,935	2,000

Total liabilities and shareholders’ equity	77,343	77,605	2,368	1,543	63,652	64,475	11,323	11,587

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2004 and 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Cash flows from operating activities
Net income (loss)	1,936	1,089	113	69	1,624	852	199	168
Adjustments to reconcile net income to cash provided
Minority interest	81	47	—	—	81	47	—	—
Amortization, depreciation and impairments	1,843	1,550	—	—	1,644	1,344	199	206
Deferred taxes	(158)	64	(9)	3	(133)	55	(16)	6
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(121)	(61)	—	—	(104)	(40)	(17)	(21)
Losses (gains) on sales of investments, net	(592)	3	—	—	(592)	3	—	—
Losses (gains) on sales and impairments of marketable securities, net	(39)	21	(10)	9	(28)	11	(1)	1
Loss (income) from equity investees, net of dividends received	(259)	(53)	—	—	(274)	(19)	15	(34)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(783)	(721)	—	—	(800)	(731)	17	10
(Increase) decrease in accounts receivable, net	332	1,027	164	60	179	968	(11)	(1)
Increase (decrease) in outstanding balance of receivables sold	19	(537)	17	(259)	2	(278)	—	—
(Increase) decrease in other current assets	551	316	279	152	23	187	249	(23)
Increase (decrease) in accounts payable	101	(581)	(13)	(9)	103	(585)	11	13
Increase (decrease) in accrued liabilities	20	148	—	—	20	159	—	(11)
Increase (decrease) in other current liabilities	(552)	(1,211)	(27)	388	(564)	(1,469)	39	(130)
Supplemental contributions to pension trusts	(1,255)	(442)	—	—	(1,255)	(442)	—	—
Change in other assets and liabilities	454	613	151	195	304	407	(1)	11

Net cash provided by (used in) operating activities	1,578	1,272	665	608	230	469	683	195
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,111)	(1,210)	—	—	(893)	(1,067)	(218)	(143)
Acquisitions, net of cash acquired	(93)	(32)	—	—	(88)	(32)	(5)	—
Purchases of investments	(234)	(92)	—	—	(230)	(87)	(4)	(5)
Purchases of marketable securities	(32)	(15)	(10)	(11)	(22)	(2)	—	(2)
Increase (decrease) in receivables from financing activities	(174)	(121)	(243)	(283)	—	—	69	162
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	(17)	259	—	—	17	(259)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	2,078	366	—	—	1,980	262	98	104
Proceeds from sales and dispositions of businesses	224	59	—	—	205	59	19	—
Proceeds from sales of marketable securities	138	34	93	16	44	17	1	1

Net cash provided by (used in) investing activities	796	(1,011)	(177)	(19)	996	(850)	(23)	(142)
Cash flows from financing activities
Proceeds from issuance of common stock	3	—	—	—	3	—	—	—
Proceeds from issuance of treasury shares	—	4	—	—	—	4	—	—
Proceeds from issuance of debt	—	202	—	202	—	—	—	—
Repayment of debt	(265)	(727)	(265)	(727)	—	—	—	—
Change in short-term debt	101	(594)	213	(334)	(82)	(201)	(30)	(59)
Dividends paid	(978)	(888)	—	—	(978)	(888)	—	—
Dividends paid to minority shareholders	(62)	(74)	—	—	(62)	(74)	—	—
Intracompany financing	—	—	899	(1,496)	(228)	1,508	(671)	(12)

Net cash provided by (used in) financing activities	(1,201)	(2,077)	847	(2,355)	(1,347)	349	(701)	(71)
Effect of exchange rates on cash and cash equivalents	(89)	(210)	(77)	(160)	(11)	(49)	(1)	(1)
Net increase (decrease) in cash and cash equivalents	1,084	(2,026)	1,258	(1,926)	(132)	(81)	(42)	(19)
Cash and cash equivalents at beginning of period	12,149	11,196	11,345	10,269	725	873	79	54

Cash and cash equivalents at end of period	13,233	9,170	12,603	8,343	593	792	37	35

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the six months ended March 31, 2004 and the year ended September 30, 2003
(in millions of €)

				Accumulated other
				comprehensive income (loss)
		Additional		Cumulative	Available-		Minimum	Treasury
	Common	paid-in	Retained	translation	for-sale	Derivative	pension	shares
	stock	capital	earnings	adjustment	securities	instruments	liability	at cost	Total
Balance at October 1, 2002	2,671	5,053	21,471	(132)	(185)	59	(5,412)	(4)	23,521

Net income	—	—	2,445	—	—	—	—	—	2,445
Change in currency translation adjustment	—	—	—	(695)	—	—	—	—	(695)
Change in unrealized gains and losses	—	—	—	—	268	24	(978)	—	(686)

Total comprehensive income	—	—	2,445	(695)	268	24	(978)	—	1,064
Dividends paid	—	—	(896)	—	—	—	—	—	(896)
Issuance of common stock	2	20	—	—	—	—	—	—	22
Purchase of common stock	—	—	—	—	—	—	—	(127)	(127)
Re-issuance of treasury stock	—	—	—	—	—	—	—	131	131

Balance at September 30, 2003	2,673	5,073	23,020	(827)	83	83	(6,390)	—	23,715

Net income	—	—	1,936	—	—	—	—	—	1,936
Change in currency translation adjustment	—	—	—	(216)	—	—	—	—	(216)
Change in unrealized gains and losses	—	—	—	—	493	(3)	(2)	—	488

Total comprehensive income	—	—	1,936	(216)	493	(3)	(2)	—	2,208
Dividends paid	—	—	(978)	—	—	—	—	—	(978)
Issuance of common stock	—	12	—	—	—	—	—	—	12
Purchase of common stock	—	—	—	—	—	—	—	(106)	(106)
Re-issuance of treasury stock	—	—	—	—	—	—	—	106	106

Balance at March 31, 2004	2,673	5,085	23,978	(1,043)	576	80	(6,392)	—	24,957

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended March 31, 2004 and 2003 and as of September 30, 2003
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Operations Groups
Information and Communication Networks (ICN)	1,773	1,689	1,467	1,587	151	92	1,618	1,679	37	(147)
Information and Communication Mobile (ICM)	2,713	2,300	2,620	2,287	41	42	2,661	2,329	109	55
Siemens Business Services (SBS)	1,334	1,291	858	1,015	263	323	1,121	1,338	26	25
Automation and Drives (A&D)	2,180	2,155	1,794	1,735	308	299	2,102	2,034	235	184
Industrial Solutions and Services (I&S)	1,085	1,018	706	685	277	305	983	990	26	4
Siemens Dematic (SD)	761	614	469	617	34	41	503	658	(30)	12
Siemens Building Technologies (SBT)	1,030	1,238	979	1,158	17	70	996	1,228	16	2
Power Generation (PG)	2,414	2,213	1,709	1,691	4	—	1,713	1,691	274	262
Power Transmission and Distribution (PTD)	907	811	721	790	72	56	793	846	63	50
Transportation Systems (TS)	1,121	1,424	1,010	1,095	7	6	1,017	1,101	(289)	64
Siemens VDO Automotive (SV)	2,160	2,185	2,154	2,183	8	2	2,162	2,185	128	119
Medical Solutions (Med)	1,736	1,845	1,678	1,817	30	13	1,708	1,830	228	255
Osram	1,088	1,063	1,064	1,056	24	7	1,088	1,063	116	101
Other operations(5)	528	383	307	294	171	129	478	423	137	87

Total Operations Groups	20,830	20,229	17,536	18,010	1,407	1,385	18,943	19,395	1,076	1,073
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,658)	(1,679)	58	56	(1,383)	(1,338)	(1,325)	(1,282)	(108)	(386)
Other interest expense	—	—	—	—	—	—	—	—	(33)	(24)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	19,172	18,550	17,594	18,066	24	47	17,618	18,113	935	663

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	145	139	124	105	21	34	145	139	66	58
Siemens Real Estate (SRE)	399	395	76	59	323	336	399	395	45	55
Eliminations	—	—	—	—	(3)	(2)	(3)	(2)	—	—

Total Financing and Real Estate	544	534	200	164	341	368	541	532	111	113

Eliminations, reclassifications and Corporate Treasury	—	—	—	—	(365)	(415)	(365)	(415)	128	28

Siemens worldwide	19,716	19,084	17,794	18,230	—	—	17,794	18,230	1,174	804

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	3/31/04	9/30/03	2004		2003		2004	2003	2004	2003

Operations Groups
Information and Communication Networks (ICN)	1,105	722	19		19		58	53	71	125
Information and Communication Mobile (ICM)	1,269	1,367	89		279		46	73	73	66
Siemens Business Services (SBS)	645	294	(129)		(67)		55	27	51	64
Automation and Drives (A&D)	1,913	1,925	194		275		70	65	67	51
Industrial Solutions and Services (I&S)	197	167	34		(10)		5	9	9	12
Siemens Dematic (SD)	498	877	(43)		(149)		10	14	8	13
Siemens Building Technologies (SBT)	1,393	1,447	112		212		21	24	31	39
Power Generation (PG)	1,829	1,712	287		117		40	29	45	34
Power Transmission and Distribution (PTD)	818	798	44		60		25	17	15	16
Transportation Systems (TS)	(126)	(252)	(139)		(245)		13	22	17	14
Siemens VDO Automotive (SV)	3,712	3,949	346		81		97	75	93	106
Medical Solutions (Med)	3,162	3,128	278		214		57	66	45	48
Osram	1,935	2,074	136		169		52	51	64	64
Other operations(5)	1,883	1,515	(20)		1		17	15	16	14

Total Operations Groups	20,233	19,723	1,208		956		566	540	605	666
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,456)	(3,781)	1,511	(6)	(100	)(6)	(3)	17	438	(6)
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	46,875	48,533	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	63,652	64,475	2,719		856		563	557	1,043	660

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,428	8,445	688		150		106	39	49	54
Siemens Real Estate (SRE)	3,515	3,607	112		84		27	39	52	50
Eliminations	(620)	(465)	(17	)(6)	(24	)(6)	—	—	—	—

Total Financing and Real Estate	11,323	11,587	783		210		133	78	101	104

Eliminations, reclassifications and Corporate Treasury	2,368	1,543	63	(6)	332	(6)	—	—	—	—

Siemens worldwide	77,343	77,605	3,565		1,398		696	635	1,144	764

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the six months ended March 31, 2004 and 2003 and as of September 30, 2003
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Operations Groups
Information and Communication Networks (ICN)	3,622	3,629	3,037	3,301	281	182	3,318	3,483	88	(298)
Information and Communication Mobile (ICM)	5,735	4,809	5,536	5,115	82	70	5,618	5,185	232	114
Siemens Business Services (SBS)	2,733	2,685	1,804	1,989	527	616	2,331	2,605	70	37
Automation and Drives (A&D)	4,380	4,389	3,526	3,418	626	598	4,152	4,016	456	363
Industrial Solutions and Services (I&S)	2,214	2,085	1,452	1,414	528	505	1,980	1,919	41	(29)
Siemens Dematic (SD)	1,622	1,226	981	1,206	64	74	1,045	1,280	(67)	24
Siemens Building Technologies (SBT)	2,135	2,492	2,004	2,313	32	121	2,036	2,434	55	45
Power Generation (PG)	5,090	4,483	3,609	3,458	6	18	3,615	3,476	519	671
Power Transmission and Distribution (PTD)	1,927	1,920	1,471	1,547	142	101	1,613	1,648	114	90
Transportation Systems (TS)	2,141	2,524	2,053	2,171	13	10	2,066	2,181	(257)	132
Siemens VDO Automotive (SV)	4,199	4,318	4,191	4,313	10	5	4,201	4,318	228	192
Medical Solutions (Med)	3,627	3,803	3,300	3,632	56	29	3,356	3,661	555	500
Osram	2,161	2,186	2,116	2,174	45	12	2,161	2,186	225	207
Other operations(5)	968	922	585	596	325	316	910	912	178	122

Total Operations Groups	42,554	41,471	35,665	36,647	2,737	2,657	38,402	39,304	2,437	2,170
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,409)	(3,309)	95	89	(2,679)	(2,592)	(2,584)	(2,503)	(465)	(879)
Other interest expense	—	—	—	—	—	—	—	—	(67)	(26)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	39,145	38,162	35,760	36,736	58	65	35,818	36,801	1,905	1,265

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	277	275	230	214	47	61	277	275	123	142
Siemens Real Estate (SRE)	784	791	133	124	651	667	784	791	99	110
Eliminations	—	—	—	—	(5)	(6)	(5)	(6)	—	—

Total Financing and Real Estate	1,061	1,066	363	338	693	722	1,056	1,060	222	252

Eliminations, reclassifications and Corporate Treasury	—	1	—	1	(751)	(787)	(751)	(786)	126	101

Siemens worldwide	40,206	39,229	36,123	37,075	—	—	36,123	37,075	2,253	1,618

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	3/31/04	9/30/03	2004		2003		2004	2003	2004	2003

Operations Groups
Information and Communication Networks (ICN)	1,105	722	(123)		52		94	88	132	236
Information and Communication Mobile (ICM)	1,269	1,367	325		167		85	146	155	138
Siemens Business Services (SBS)	645	294	(260)		(168)		90	64	106	125
Automation and Drives (A&D)	1,913	1,925	407		438		123	104	116	106
Industrial Solutions and Services (I&S)	197	167	2		(53)		40	21	18	24
Siemens Dematic (SD)	498	877	(148)		(238)		16	23	20	28
Siemens Building Technologies (SBT)	1,393	1,447	138		176		35	47	63	74
Power Generation (PG)	1,829	1,712	327		71		80	85	88	66
Power Transmission and Distribution (PTD)	818	798	103		118		37	29	30	32
Transportation Systems (TS)	(126)	(252)	(187)		(406)		24	50	30	29
Siemens VDO Automotive (SV)	3,712	3,949	442		(3)		190	255	186	195
Medical Solutions (Med)	3,162	3,128	294		194		282	140	90	98
Osram	1,935	2,074	319		314		99	118	127	133
Other operations(5)	1,883	1,515	(79)		(56)		29	23	33	28

Total Operations Groups	20,233	19,723	1,560		606		1,224	1,193	1,194	1,312
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,456)	(3,781)	(334	)(6)	(987	)(6)	(13)	(7)	450	32
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	46,875	48,533	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	63,652	64,475	1,226		(381)		1,211	1,186	1,644	1,344

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,428	8,445	526		(7)		164	81	98	108
Siemens Real Estate (SRE)	3,515	3,607	173		134		63	67	101	98
Eliminations	(620)	(465)	(39	)(6)	(74	)(6)	—	—	—	—

Total Financing and Real Estate	11,323	11,587	660		53		227	148	199	206

Eliminations, reclassifications and Corporate Treasury	2,368	1,543	488	(6)	589	(6)	—	—	—	—

Siemens worldwide	77,343	77,605	2,374		261		1,438	1,334	1,843	1,550

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of €, except where otherwise stated and per share amounts)

1.	Basis of presentation

     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens has prepared and reported its Consolidated Financial Statements in euros (€).

     Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.

     Interim financial statements—The accompanying Consolidated Balance Sheet as of March 31, 2004, the Consolidated Statements of Income for the three months and six months ended March 31, 2004 and 2003, the Consolidated Statements of Cash Flow for the six months ended March 31, 2004 and 2003, the Consolidated Statements of Changes in Shareholders’ Equity for the six months ended March 31, 2004 and the Notes to the Consolidated Financial Statements are unaudited and have been prepared for interim financial information. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below. In the opinion of management, these unaudited Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. These interim financial statements should be read in connection with the Consolidated Financial Statements included in the Company’s 2003 Annual Report. Results for the three months and six months ended March 31, 2004 are not necessarily indicative of future results.

     Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens worldwide) is enhanced by a component model presentation that shows the worldwide financial position, results of operations and cash flows for the operating business (Operations) separately from that for the financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP (see also Note 16). The information disclosed in these Notes relates to Siemens worldwide unless otherwise stated.

     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and all subsidiaries, which are directly or indirectly controlled. Associated companies—companies in which Siemens has the ability to exercise significant influence over their operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting.

     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification—The presentation of certain prior year information has been reclassified to conform to the current year presentation.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Accounting changes— As of October 1, 2003, the Company adopted the fair value recognition provisions of Statements of Financial Accounting Standards (SFAS) 123, Accounting for Stock-Based Compensation using the prospective method set forth in SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure for all awards granted, modified or settled after October 1, 2003. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period under the fair value recognition provisions of SFAS 123. Awards granted before October 1, 2003 continue to be accounted for under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The following table illustrates the effect on net income and earnings per share if the fair value based method of SFAS 123 had been applied to all awards:

	Three months ended		Six months ended
	March 31,		March 31,
	2004	2003	2004	2003
Net income
As reported	1,210	568	1,936	1,089
Plus: Stock-based employee compensation expense included in reported net income, net of taxes	5	—	41	28
Less: Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(22)	(30)	(70)	(87)

Pro forma	1,193	538	1,907	1,030

Basic earnings per share
As reported	1.36	0.64	2.17	1.22
Pro forma	1.34	0.61	2.14	1.16
Diluted earnings per share
As reported	1.30	0.64	2.08	1.22
Pro forma	1.28	0.61	2.05	1.16

     The Pro forma disclosures incorporate expense related to stock options and employee stock purchase plans. With regard to the Company’s annual employee stock purchase plan, which is a compensatory plan under U.S. GAAP, stock-based compensation costs recognized under the provisions of APB Opinion No. 25 nearly approximate compensation costs measured in accordance with the fair value provisions of SFAS 123. Accordingly, the Company’s compensatory employee stock purchase plans have only a minor effect on the Pro forma net income and earnings per share amounts.

     In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin (ARB) 51 with respect to the consolidation of certain entities (“VIE’s”) in which a company has a controlling financial interest through arrangements that do not involve voting interests. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the Consolidated Financial Statements of the entity. In December 2003, the FASB issued a revised version of FIN 46, FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which requires public companies that did not apply FIN 46 prior to the issuance of FIN 46R to apply FIN 46R (or FIN 46) to those VIE’s commonly referred to as special-purpose entities for periods ending after December 15, 2003, and to apply FIN 46R to all other VIE’s for periods ending after March 15, 2004. Differences between FIN 46R and FIN 46 include new scope exceptions, revised requirements on how to evaluate sufficiency of equity at risk, and quantification and allocation of an entity’s economic risks and rewards. Additionally, requirements on evaluating a controlling financial interest, reconsidering whether an entity is a VIE and whether to consolidate were clarified. The Company holds variable interests in various VIE’s, which are not significant either individually or in the aggregate. In accordance with the effective date provisions of FIN 46R, the Company applied FIN 46R as of March 31, 2004. The adoption of FIN 46R did not have a material impact on the Company’s Consolidated Financial Statements.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     In December 2003, the FASB issued SFAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Plans (SFAS 132R), which amends the disclosure provisions of SFAS 132 and requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. It does not change the measurement or recognition provisions of those plans. SFAS 132R will be effective for fiscal years ending after December 15, 2003 and for interim periods beginning after December 15, 2003. The Company adopted SFAS 132R for the interim period ending December 31, 2003. The Company already applied the majority of the recommendations regarding pension disclosures in its last Annual Report for the fiscal year ended September 30, 2003 as presented in the Exposure Draft Employers’ Disclosures about Pensions and Other Postretirement Benefits which preceded the issuance of SFAS 132R.

2.	Disposition

     In the first quarter of fiscal 2004, Med realized €116 in gains from portfolio transactions. Included in this amount was a pre-tax gain of €100 in connection with Med’s sale of its Life Support Systems business to Getinge AB, Sweden. Net proceeds from the sale totaled €171 as of March 31, 2004. As stipulated by the contribution agreement for the joint venture Draeger Medical AG & Co. KGaA (Draeger), Siemens contributed to Draeger these net proceeds less expected taxes on the sale.

3.	Infineon transaction

     In January 2004, the Company sold 150 million shares of Infineon Technologies AG (Infineon), representing approximately 20.8% of the outstanding shares of Infineon for cash consideration of €1,794. Of the 150 million shares sold, 86,292,363 shares represented all of the Company’s 16.6% current voting interests* and 63,707,637 shares came from the non-voting trust (see Note 3 to the Consolidated Financial Statements contained in the Company’s Annual Report for the year ended September 30, 2003 for a description of the non-voting trust).

     The sale resulted in a net pre-tax gain of €590 which is included in the line item Income (loss) from investments in other companies, net in the Consolidated Statement of Income. In connection with the sale of the Infineon shares, an income tax benefit of €246 was recognized upon the reversal of deferred tax liabilities accrued in connection with intercompany sales of Infineon shares in prior periods. Due to the sale, the Company’s ownership interest in Infineon declined to 18.9% (as of the effective date of the sale). Effective as of the date of the sale of the Infineon shares in January 2004 until the date of the dissolution of the non-voting trust in the first quarter of fiscal 2005, the Company has no voting interests in Infineon.

	March 31, 2004		September 30, 2003
		shares in			shares in
		thousands			thousands
Siemens’ ownership interest	18.2%	136,292	39.7%		286,292
Less: Non-voting trust’s interest	18.2%	136,292			200,000

Siemens’ voting interest	— *	—	16.6	%*	86,292

*	Based upon total Infineon shares outstanding at March 31, 2004 and September 30, 2003, respectively, less 136.3 million shares and 200 million shares, respectively, in the non-voting trust. As of March 31, 2004, the Company has no active voting interests based on the total shares outstanding. As of September 30, 2003, the Company’s total voting interest was 12.0% based on the total shares outstanding.

     In the second quarter of fiscal 2004, the Company relinquished its ability to exercise significant influence over the operating and financial policies of Infineon. Consequently, the Company ceased accounting for its interest in Infineon under the equity method and began accounting for its interest as an available-for-sale marketable security at fair market value. The excess of the fair market value over the prior carrying value of the investment is recorded as a separate component of Accumulated Other Comprehensive Income as an unrealized gain. As of March 31, 2004, the cost, fair value and unrealized gain for the Company’s investment in Infineon totaled €1,094, €1,622 and €528, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

4.	Other operating income (expense), net

	Three months ended		Six months ended
	March 31,		March 31,
	2004	2003	2004	2003
Impairment of goodwill	(433)	—	(433)	—
Gain (loss) on sales and disposals of businesses, net	(8)	5	94	21
Gain on sales of property, plant and equipment, net	16	29	27	40
Other, net	2	35	(12)	223

	(423)	69	(324)	284

     During the second quarter of fiscal 2004, the Company recorded an Impairment of goodwill of €433 (see Note 8). Gain on sales and disposals of businesses, net for the six months ended March 31, 2004 includes a pre-tax gain of €100 from the Company’s sale of its Life Support Systems business to Getinge AB, Sweden (see Note 2). The decrease in line item Other, net is primarily due to the cancellation of orders at PG resulting in net gains of €258 recognized in the six months ended March 31, 2003.

5.	Interest income, net

	Three months ended		Six months ended
	March 31,		March 31,
	2004	2003	2004	2003
Interest income (expense) of Operations, net	5	8	4	21
Other interest (expense) income, net	72	35	124	111

Total interest income, net	77	43	128	132

Thereof: Interest and similar income	181	183	352	392
Thereof: Interest and similar expense	(104)	(140)	(224)	(260)

     Interest income (expense) of Operations, net includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest (expense) income, net includes all other interest amounts primarily consisting of interest relating to debt and associated hedging activities as well as interest income on corporate assets.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

6.	Inventories, net

	March 31, 2004	September 30, 2003
Raw materials and supplies	2,216	2,118
Work in process	2,246	2,066
Costs and earnings in excess of billings on uncompleted contracts	6,480	5,787
Finished goods and products held for resale	2,785	2,770
Advances to suppliers	747	795

	14,474	13,536
Advance payments received	(3,495)	(3,170)

	10,979	10,366

7.	Long-term investments

	March 31, 2004	September 30, 2003
Investments in associated companies	2,934	4,834
Miscellaneous investments	1,349	1,158

	4,283	5,992

     As of September 30, 2003, Investments in associated companies included the Company’s investment in Infineon with a carrying amount of €2,249. The decrease in Investments in associated companies is due primarily to the Infineon transaction (see Note 3).

8.	Goodwill

     The table below presents the carrying amount of goodwill by segment:

	March 31,	September 30,
	2004	2003
Operations
Information and Communication Networks (ICN)	254	249
Information and Communication Mobile (ICM)	95	96
Siemens Business Services (SBS)	274	281
Automation and Drives (A&D)	344	328
Industrial Solutions and Services (I&S)	84	67
Siemens Dematic (SD)	123	564
Siemens Building Technologies (SBT)	414	429
Power Generation (PG)	1,021	943
Power Transmission and Distribution (PTD)	147	141
Transportation Systems (TS)	111	115
Siemens VDO Automotive (SV)	1,524	1,524
Medical Solutions (Med)	1,524	1,602
Osram	79	82
Financing and Real Estate
Siemens Financial Services (SFS)	84	80
Siemens Real Estate (SRE)	—	—

Siemens worldwide	6,078	6,501

     Goodwill decreased by €423 which was mainly attributable to impairment charges to businesses acquired by the Company (see below). The strength of the euro particularly against the U.S.$ resulted in a further decrease of goodwill, resulting in foreign currency translation and other adjustments of €(97) primarily to the Company’s businesses in the U.S. Med’s sale of its Life Support Systems business and a smaller disposition at SBT additionally reduced goodwill by €(40). Acquisitions and purchase accounting adjustments resulted in a total increase in goodwill of €147 which were attributable to PG, A&D, I&S, Med and ICN.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     During the second quarter of fiscal 2004, the Company recorded a goodwill impairment of €433. Based on the results of the Company’s analysis of current projects at SD in conjunction with changing markets, new competition and structural challenges to attaining originally targeted profitability, the Company revised its related business plan and concluded that goodwill of two of SD’s reporting units, Distribution and Industry Logistics (DI) and Airport Logistics (AL), was impaired. Rapid market deterioration followed by excess capacity and significant margin declines caused the Company to reassess its estimated future cash flows from its DI business at a level materially below earlier estimates, resulting in an impairment charge of €293. In the AL business, increasing competition, particularly in the U.S., led to reductions in estimated future cash flows and resulted in a goodwill impairment of €140. The fair values of the reporting units were estimated using the present value of expected future cash flows.

     In the six months ended March 31, 2003, Goodwill increased by €97 from minor acquisitions primarily at SBS, PG and Med, and decreased by €285 from currency translation effects and by €20 from minor dispositions primarily at SD. No goodwill was impaired or written-off in the six months ended March 31, 2003.

9.	Other intangible assets, net

	March 31,	September 30,
	2004	2003
Software	1,772	1,659
Less: accumulated amortization	(844)	(664)

Software, net	928	995

Patents, licenses and similar rights	2,400	2,523
Less: accumulated amortization	(1,136)	(1,160)

Patents, licenses and similar rights, net	1,264	1,363

Other intangible assets, net	2,192	2,358

     Amortization expense for the three months ended March 31, 2004 and 2003 amounted to €154 and €142, respectively, and €309 and €283 for the six months ended March 31, 2004 and 2003, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

10.	Accrued liabilities

	March 31, 2004	September 30, 2003
Employee related costs	2,362	2,366
Product warranties	1,816	1,830
Income and other taxes	1,276	1,234
Accrued losses on uncompleted contracts	1,078	987
Other	2,344	2,467

	8,876	8,884

     Changes in current and non-current accruals for product warranties were as follows:

	Six months ended
	March 31,
	2004	2003
Accrual as of the beginning of the period	2,353	2,094
Amount charged to expense in the current period (additions)	248	295
Reduction due to payments in cash or in kind (usage)	(308)	(250)
Foreign exchange translation adjustment	(16)	(51)
Other changes related to existing warranties	232	66

Accrual as of the end of the period	2,509	2,154

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

11. Pension plans and similar commitments

Principal pension benefits: Components of net periodic pension cost (NPPC):

	Three months ended			Three months ended
	March 31, 2004			March 31, 2003
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	119	53	66	117	53	64
Interest cost	276	186	90	278	192	86
Expected return on plan assets	(289)	(203)	(86)	(274)	(203)	(71)
Amortization of:
Unrecognized prior service cost	2	—	2	3	—	3
Unrecognized net losses	156	130	26	112	98	14
Unrecognized net transition asset	(1)	—	(1)	—	—	—
Loss due to settlements and curtailments	—	—	—	6	—	6

Net periodic pension cost	263	166	97	242	140	102

Siemens German Pension Trust	166			140
U.S.	52			56
U.K.	34			29
Other	11			17

	Six months ended March 31, 2004			Six months ended March 31, 2003
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	235	106	129	247	106	141
Interest cost	551	372	179	567	384	183
Expected return on plan assets	(577)	(406)	(171)	(559)	(407)	(152)
Amortization of:
Unrecognized prior service cost	5	—	5	6	—	6
Unrecognized net losses	311	260	51	227	196	31
Unrecognized net transition asset	(1)	—	(1)	—	—	—
Loss due to settlements and curtailments	—	—	—	6	—	6

Net periodic pension cost	524	332	192	494	279	215

Siemens German Pension Trust	332			279
U.S.	106			127
U.K.	65			57
Other	21			31

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Other postretirement benefits: Components of net periodic benefit cost:

	Three months ended			Three months ended
	March 31, 2004			March 31, 2003
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	11	4	7	9	4	5
Interest cost	16	7	9	15	7	8
Amortization of:
Unrecognized prior service cost	(1)	—	(1)	(1)	—	(1)
Unrecognized net (gains) losses	(2)	(3)	1	(3)	(1)	(2)
Gain due to settlements and curtailments	—	—	—	(27)	—	(27)

Net periodic benefit cost	24	8	16	(7)	10	(17)

	Six months ended March 31, 2004			Six months ended March 31, 2003
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	22	8	14	21	9	12
Interest cost	30	13	17	34	15	19
Amortization of:
Unrecognized prior service cost	(2)	—	(2)	(3)	—	(3)
Unrecognized net (gains) losses	(5)	(6)	1	(6)	(3)	(3)
Gain due to settlements and curtailments	—	—	—	(27)	—	(27)

Net periodic benefit cost	45	15	30	19	21	(2)

     In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was issued in the U.S. In accordance with FASB Staff Position (FSP) FAS 106-1, any measure of the Accumulated Postretirement Benefit Obligation (APBO) or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Specific authoritative guidance on the accounting for the federal subsidy prescribed by the Act is pending and that guidance, when issued, could require the sponsor to change previously reported information.

12. Shareholders’ equity

     Common stock and Additional paid-in capital

     The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for the six months ended March 31, 2004 and fiscal year 2003:

	Common stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)
	in	in	in	in	in	in
	thousands	thousand	thousands	thousand	thousands	thousand
	of €	shares	of €	shares	of €	shares
As of October 1, 2002	2,671,122	890,374	766,630	255,543	194,093	64,698
Settlement to former SNI shareholders	1,477	492	—	—	(1,477)	(492)
New approved capital	—	—	250,000	83,334	267,000	89,000
Expired capital	—	—	(300,000)	(100,000)	—	—

As of September 30, 2003	2,672,599	890,866	716,630	238,877	459,616	153,206

Stock options	157	52	—	—	(157)	(52)
Settlement to former SNI shareholders	328	110	—	—	(328)	(110)
New approved capital	—	—	600,000	200,000	733,528	244,509
Expired capital	—	—	(650,000)	(216,667)	(267,000)	(89,000)

As of March 31, 2004	2,673,084	891,028	666,630	222,210	925,659	308,553

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Capital increases

     In the six months ended March 31, 2004, common stock increased by €157 thousand through the issuance of 52,200 shares from the conditional capital to fund the exercise of stock options granted under the 1999 Siemens Stock Option Plan (Conditional Capital 1999).

     In the six months ended March 31, 2004, common stock increased by €328 thousand through the issuance of approximately 110 thousand shares from the conditional capital as settlement to former shareholders of SNI AG.

Treasury stock

     On January 22, 2004, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,673 common stock until July 21, 2005.

     In the six months ended March 31, 2004, Siemens repurchased a total of 1,700,228 shares at an average price of €62.24 per share for the purpose of issuing them to employees at preferential prices. The Company issued 1,701,385 shares to employees in the six months ended March 31, 2004 at a preferential price of €40.90 per share. Compensation expense of €35, measured in accordance with the fair value provisions of SFAS 123, was recorded under the compensatory employee stock purchase plan in the six months ended March 31, 2004.

Authorized and conditional capital

     Authorized Capital 2001/I of €400 (representing 133 million shares) and Authorized Capital 2003 of €250 (representing 83 million shares) were replaced by resolution of the Annual Shareholders’ Meeting on January 22, 2004. The Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the capital stock by up to €600 through the issuance of up to 200 million new shares against cash contributions and/or contributions in kind (Authorized Capital 2004). The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. The Managing Board is authorized, with the approval of the Supervisory Board, to exclude preemptive rights of shareholders in the event of capital increases against contributions in kind and in certain pre-stipulated circumstances against cash. The Authorized Capital 2004 will expire on January 21, 2009.

     By resolution of the Annual Shareholders’ Meeting on January 22, 2004, Conditional Capital 2003 of €267 (representing 89 million shares) was terminated. The Company’s shareholders authorized the Managing Board to issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 200 million new shares of Siemens AG, representing a pro rata amount of up to €600 of the capital stock. Since the Conditional Capital 2003 has partly been utilized, the new Conditional Capital 2004 permits the issuance of shares under the new authorization and the issuance of shares to service bonds issued under the old authorization. Therefore, total Conditional Capital 2004 allows the issuance of up to €734 representing 245 million shares of Siemens AG. The authorization will expire on January 21, 2009.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

13. Commitments and contingencies

     Guarantees and other commitments

     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	March 31,	September 30,
	2004	2003
Discounted bills of exchange	36	61
Guarantees:
Credit guarantees	440	515
Guarantees of third-party performance	415	559
Other guarantees	834	704

	1,689	1,778

     Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to pay such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one to five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of March 31, 2004 and September 30, 2003, the Company has accrued €102 and €125, respectively, relating to credit guarantees.

     Furthermore, Siemens issues Guarantees of third-party performance, which include performance guarantees and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to five years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. In actual practice, such guarantees are rarely drawn and therefore no significant liability has been recognized in connection with these guarantees.

     Other guarantees include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks related to the purchased business entity. As of March 31, 2004 and September 30, 2003, the total accruals for Other guarantees amounted to €163 and €196, respectively.

14. Stock-based compensation

     In November 2003, the Supervisory Board and the Managing Board granted options to 5,625 key executives for 8,678,752 shares with an exercise price of €73.25 of which options for 262,500 shares were granted to the Managing Board. The options were granted under the 2001 Siemens Stock Option Plan. The exercise price of €73.25 is equal to 120% of the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. The options are subject to a two-year vesting period, after which they may be exercised for a period of up to three years.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Details on option activity and weighted average exercise prices for the six months ended March 31, 2004 and 2003, are as follows:

	Six months ended March 31, 2004		Six months ended March 31, 2003
		Weighted Average		Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of the period	20,410,876	€69.82	11,648,767	€82.85
Granted	8,678,752	€73.25	9,397,005	€53.70
Options exercised	(52,200)	€57.73	—	—
Options forfeited	(493,310)	€72.77	(287,648)	€66.49

Outstanding, end of period	28,544,118	€70.83	20,758,124	€69.88

Exercisable, end of period	11,005,406	€82.88	4,652,896	€76.38

     The Company’s determination of the fair value of grants is based on a Black-Scholes option pricing model. The fair value of options granted in November 2003 amounted to €9.62 per option.

     Additionally, in rare cases, where local regulations restrict the grants of stock options in certain jurisdictions, the Company grants stock appreciation rights to employees. In fiscal 2004, 206,050 stock appreciation rights, which allow settlement in cash only, were granted at an exercise price of €73.25 under the same conditions as the 2001 Siemens Stock Option Plan.

15. Earnings per share

	Three months ended March 31,		Six months ended March 31,
	2004	2003	2004	2003
	(shares in thousands)		(shares in thousands)
Net income	1,210	568	1,936	1,089
Plus: interest on dilutive convertible debt securities	5	—	10	—

Net income plus effect of assumed conversions	1,215	568	1,946	1,089
Weighted average shares outstanding—basic	890,242	889,049	890,357	889,425
Effect of dilutive convertible debt securities and stock options	45,865	—	45,756	—

Weighted average shares outstanding—diluted	936,107	889,049	936,113	889,425
Basic earnings per share	1.36	0.64	2.17	1.22
Diluted earnings per share	1.30	0.64	2.08	1.22

     In June 2003, the Company issued €2.5 billion of convertible notes. The notes are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, including upon the Company’s share price having exceeded 110% of the conversion price for a stipulated period of time. This condition was met in the first quarter of fiscal 2004, and the dilutive effect of potential common shares has been incorporated in determining diluted earnings per share.

16. Segment information

     The Company has fifteen reportable segments (referred to as “Groups”) reported among the components used in the Company’s financial statement presentation (see Note 1). The Groups are organized based on the nature of products and services provided.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Within the Operations component, Siemens has thirteen Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other operations (see below) as well as other reconciling items discussed in Reconciliation to financial statements below.

     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens worldwide. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

     New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below).

     Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.

     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of pension plans, while all other pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items, pensions and eliminations. Until September 30, 2003, only service costs of foreign pension plans were allocated to the Groups. Beginning October 1, 2003, management decided to also allocate directly attributable service costs of domestic pension plans to the Groups. Group profit of the Operations Groups and Income before income taxes of Financing and Real Estate as well as the line item Corporate items, pensions and eliminations would have amounted to €1,115, €112, and €(148), respectively, had the corresponding €40 service costs of domestic pension plans not been allocated to the Groups in the three months ended March 31, 2004. In the six months ended March 31, 2004, Group profit of the Operations Groups and Income before income taxes of Financing and Real Estate as well as the line item Corporate items, pensions and eliminations would have amounted to €2,522, €224 and €(552), respectively, had the corresponding €87 service costs of domestic pension plans not been allocated to the Groups.

     Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

     The Managing Board also determined Net capital employed as the asset measure used to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (Asset-based adjustments). The remaining assets are reduced by non-interest bearing liabilities other than tax related liabilities (e.g. accounts payable) and certain accruals (Liability-based adjustments) to derive Net capital employed. The reconciliation of total assets to Net capital employed is presented below.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     As a result, both Group profit and Net capital employed represent performance measures focused on operational success excluding the effects of capital market financing issues.

     Other operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), but excluding the equity investment in Infineon, which is not considered under an operating perspective since the Company intends to divest its remaining interest in Infineon over time. In January 2004, the Company sold 150 million shares of Infineon (see Note 3).

Reconciliation to financial statements

     Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as costs of corporate headquarters.

     Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, corporate projects and non-operating investments including the Company’s share of earnings (losses) from the equity investment in Infineon as well as goodwill impairment related to SD (see Note 8). Because the impaired businesses were acquired at the corporate level as part of the Company’s Atecs Mannesmann transaction, the resulting goodwill impairment was taken centrally. Pensions include the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represent the consolidation of transactions within the Operations component.

     Corporate items, pensions and eliminations in the column Group profit consists of:

	Six months ended March 31,
	2004	2003
Corporate items	(89)	(484)
Pensions	(364)	(404)
Eliminations	(12)	9

	(465)	(879)

     In the six months ended March 31, 2004 and 2003, Corporate items include a pre-tax gain of €590 and €—, respectively from the sale of Infineon shares (see Note 3), €14 and €(144), respectively, representing the Company’s at-equity share in the net income (loss) generated by Infineon, and impairment charges to businesses acquired by SD of €433 and €—, respectively (see Note 8).

     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	March 31,	September 30,
	2004	2003
Total assets of Operations	63,652	64,475

Asset-based adjustments
Intracompany financing receivables and investments	(12,115)	(11,931)
Tax related assets	(4,304)	(4,373)
Liability-based adjustments
Pension plans and similar commitments	(4,738)	(5,813)
Accruals	(5,968)	(6,022)
Liabilities to third parties	(19,750)	(20,394)

Total adjustments (line item Other assets related reconciling items within the Segment Information table)	(46,875)	(48,533)
Net capital employed of Corporate items, pensions and eliminations	3,456	3,781

Net capital employed of Operations Groups	20,233	19,723

Financing and Real Estate

     The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest expense and income is an important source of revenue and expense for Financing and Real Estate.

     For the three months ended March 31, 2004 and 2003, Income before income taxes at SFS includes interest revenue of €109 and €114, respectively, and interest expense of €54 and €70, respectively. For the six months ended March 31, 2004 and 2003, Income before income taxes at SFS includes interest revenue of €216 and €233, respectively, and interest expense of €111 and €141, respectively.

     For the three months ended March 31, 2004 and 2003, Income before income taxes at SRE includes interest revenue of €2 and €1, respectively, and interest expense of €18 and €23, respectively. For the six months ended March 31, 2004 and 2003, Income before income taxes at SRE includes interest revenue of €4 and €4, respectively, and interest expense of €43 and €54, respectively.

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

Quarterly Summary
(in € unless otherwise indicated)

	Fiscal 2004		Fiscal 2003
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales (in millions of €)	17,794	18,329	19,778	17,380	18,230	18,845
Net income (in millions of €)	1,210	726	724	632	568	521
Net cash from operating and investing activities (in millions of €)	3,565	(1,191)	1,246	266	1,398	(1,137)

Key capital market data
Basic earnings per share	1.36	0.82	0.81	0.71	0.64	0.59
Diluted earnings per share	1.30	0.78	0.81	0.71	0.64	0.59
Siemens stock price (1)
High	68.30	64.85	58.32	46.15	45.04	51.37
Low	57.30	52.02	41.35	37.80	32.55	32.05
Period-end	60.07	63.50	51.14	42.72	37.80	40.50
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX® index	–2.22	+2.96	+19.15	–19.17	+10.15	+15.36
Compared to Dow Jones STOXX® index	–8.75	+13.59	+17.81	–2.75	+5.85	+16.00
Number of shares (in millions)	891	891	891	890	890	890
Market capitalization at period-end (in millions of €)	53,524	56,575	45,559	38,041	33,656	36,060
Credit rating of long-term debt
Standard & Poor’s	AA–	AA–	AA–	AA–	AA–	AA–
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	XETRA closing prices, Frankfurt.

Supervisory Board Changes

     Effective April 1, 2004, the substitute member of the Supervisory Board, Hildegard Cornudet succeeded Rolf Dittmar as member of the Supervisory Board of Siemens Aktiengesellschaft.

Managing Board Change

     Effective January 1, 2004, Dr. Klaus Kleinfeld was elected to the Corporate Executive Committee of Siemens’s Managing Board. This election was approved on November 12, 2003 at the meeting of the Supervisory Board.

SIEMENS FINANCIAL CALENDAR*

Third-quarter financial report	July 29, 2004
Preliminary figures for fiscal year/Press conference	Nov. 11, 2004
Annual Shareholders’ Meeting for fiscal 2004	Jan. 27, 2005

*Provisional. Updates will be posted at: www.siemens.com/financial_calendar

Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com investorrelations@siemens.com

Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet            www.siemens.com

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2004 by Siemens AG, Berlin and Munich

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: May 6, 2004	/s/ DR. KLAUS PATZAK
Name: Dr. Klaus Patzak
Title: Vice President and Corporate Controller

/s/ DR. GEORG KLEIN
Name: Dr. Georg Klein
Title: Head of Financial Disclosure